Mail Stop 0510

May 18, 2005

via U.S. mail and facsimile

Michael Jacobi
Chief Financial Officer
Ciba Specialty Chemicals Holding Inc.
Klybeckstrasse 141
4002 Basel
Switzerland

	RE:	Ciba Specialty Chemicals Holding Inc.
		Form 20-F for the fiscal year ended December 31, 2004
		Filed February 1, 2005

		File No. 333-56040

Dear Mr. Jacobi:

      We have reviewed your response letter dated May 13, 2005, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

1. We note your response to prior comment 1. The statement in Question 13 that free cash flows does not have a uniform definition is to denote that it is in fact a non-GAAP measure, meaning it does not have a uniform definition and registrants may not present the measure in the exact same way. Question 13 does not allow registrants to remove any item from cash flows from operating activities or eliminate the requirement stated in Item 10(e)(1)(ii)(A) of Regulation S-K to not exclude charges or liabilities that required, or will require, cash settlement from non-
GAAP liquidity measures, other than EBIT or EBITDA. As such, please confirm to us that you will discontinue the exclusion of restructuring payments or similar items from free cash flows in future filings, as the resulting measure is contrary to Item 10(e)(1)(ii)(A) of Regulation S-K.

2. We note your response to prior comment 4. While we understand you are going to discontinue presenting your adjusted EBITDA measure with your December 31, 2006 20-F and that you have communicated earnings targets to your employees and investment community based on your adjusted EBITDA, you did not comment on the title of your adjusted EBITDA measure. Question 14 clearly states that if the measures are calculated differently than the description of EBITDA, that measure should not be titled EBITDA. As such, we continue to request that you re-title your measure to something other than EBITDA, such as Adjusted EBITDA.

Item 15.  Controls and Procedures

3. We note your response to prior comment 7; however, it is our position that both statements in Rules 13a-15(e) and 15d-15(e) encompass the entire definition of disclosure controls and procedures. The second sentence is not explanatory, but rather part of the full definition. As such, please confirm to us, if true, that your disclosure controls and procedures were also effective to ensure that information required to be disclosed by you in the reports you file and/or submit under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure as of December 31, 2004. Please also confirm that you will comment on the full definition of disclosure controls and procedures` effectiveness in future filings, as previously requested.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tracey Houser, Staff Accountant, at (202)
942-
1989, Nathan Cheney at (202) 942-1804 or me at (202) 942-2923 if
you
have questions regarding comments on the financial statements and related matters.

							Sincerely,




							Nili Shah
							Accounting Branch Chief
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Mr. Jacobi
Ciba Specialty Chemicals Holding Inc.
May 18, 2005
Page 1 of 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE